UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)
Rule 13E-3 Transaction Statement
Pursuant to Section 13(e) of
the Securities Exchange Act of 1934

HAROLD’S STORES, INC.
(Name of the Issuer)

Harold’s Stores, Inc.
Ronald S. Staffieri
Jodi L. Taylor
Cherryl Sergeant
James D. Abrams
Robert  L.  Anderson
Margaret A.  Gilliam
William E. Haslam
Clark J. Hinkley
Leonard  M.  Snyder
W. Howard Lester
Ronald de Waal
Inter-Him N.V.
RonHow, LLC
(Name of Persons Filing Statement)

Common Stock $0.01 par value

413353103
(CUSIP Number of Class of Securities)

Ronald S. Staffieri Chief Executive Officer Harold’s Stores, Inc. 5919 Maple Avenue Dallas, Texas 75235 (214) 366-0600	With a copy to: Michael M. Stewart Crowe & Dunlevy, A Professional Corporation 20 N. Broadway, Suite 1800 Oklahoma City, Oklahoma 73102 (405) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation * $40,500	Amount of Filing Fee $8.10

* The transaction value is calculated based on the $0.30 per share to be paid for 135,000 shares expected to be cashed out in the Rule 13e-3 transaction. The filing fee is one fiftieth of one percent of the total transaction value of $16,000.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTORY STATEMENT

                 This Final Amendment to the Schedule 13E-3 originally filed with the Securities and Exchange Commission by Harold’s Stores, Inc. (the “Company”) on June 5, 2007 is being filed solely to report the results of the Rule 13e-3 transaction that is the subject of the Schedule 13E-3.

The amendments (“Amendments”) to the Company’s Certificate of Incorporation providing for a 1-for-1,000 reverse stock split of all of the shares of the Company’s Common Stock (the “Reverse Stock Split”) and a subsequent 1,000-for-1 forward stock split of all of the shares of the Company’s Common Stock (the “Forward Stock Split” and collectively with the Reverse Stock Split, the “Reverse/Forward Stock Split”) were approved by the Company’s shareholders at the annual meeting of the Company’s shareholders held on December 6, 2007.  The Reverse/Forward Stock Split became effective on such date upon the filing of the Amendments with the Oklahoma Secretary of State.  Pursuant to the Reverse Stock Split, every 1,000 shares of Common Stock owned by a shareholder at the effective time of the Reverse Stock Split was converted into one share of Common Stock, and pursuant to the Forward Stock Split, every one share of Common Stock owned by a shareholder at the effective time of the Forward Stock Split was converted into 1,000 shares of Common Stock.  In lieu of issuing fractional shares to shareholders holding less than one share of Common Stock as a result of the Reverse Stock Split, the Company will redeem the fractional shares at a price of $0.30 per share.

The Company’s shareholders approved the Reverse/Forward Stock Split with an affirmative vote of approximately 87% of the shares of Company stock entitled to vote on the proposal.  As a result of the Reverse/Forward Stock Split, the number of shares of the Company’s Common Stock issued and outstanding was reduced from 6,223,508 to approximately 6,088,508 shares (after fractional share repurchases) issued and outstanding. Following the Reverse/Forward Stock Split, the Company will have fewer than 300 shareholders of record. Accordingly and concurrently with the filing of this Schedule 13E-3 Final Amendment, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate the registration of its Common Stock under Section 12(g) and to suspend its filing obligations under Section 15(d) of the Securities Exchange Act of 1934.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAROLD'S STORES, INC.

Date: December 6, 2007	By:	/s/ Ronald S. Staffieri
Ronald S. Staffieri, Chief Executive Officer

Signed: /s/ Jodi L. Taylor Name: Jodi L. Taylor	Signed: /s/ Cherryl Sergeant* Name: Cherryl Sergeant

Signed: /s/ James D. Abrams* Name: James D. Abrams	Signed: /s/ Robert L. Anderson* Name: Robert L. Anderson

Signed: /s/ Margaret A. Gilliam* Name: Margaret A. Gilliam	Signed: /s/ William E. Haslam* Name: William E. Haslam

Signed: /s/ Clark J. Hinkley* Name: Clark J. Hinkley	Signed: /s/ Leonard M. Snyder* Name: Leonard M. Snyder

Signed: /s/ W. Howard Lester* Name: W. Howard Lester	Signed: /s/ Ronald de Waal* Name: Ronald de Waal

INTER-HIM N.V.

By: /s/ Victor Hoogstraal* Victor Hoogstraal, Managing Director

RONHOW, LLC

By: INTERHIM HOLDINGS NEVADA, INC.

By: /s/ Robert L. Anderson* Robert L. Anderson, President

*By: /s/ Ronald S. Staffieri Ronald S. Staffieri, Attorney-in-Fact